UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 5  *

Name of Issuer:  The Sherwood Group, Inc.
Title of Class of Securities:  Common Stock, Par Value $.01
Per Share

CUSIP Number:  824380109

     (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications)

     Arthur Kontos, The Sherwood Group, Inc.
     10 Exchange Place Centre, Jersey City, NJ 07302
     (201) 946-2200

     (Date of Event which Requires Filing of This Statement)

               February 14, 1996

If the filing person has previously
filed a statement on Schedule 13G to
report the acquisition which is the
subject of this Schedule 13D, and is
filing this schedule because of Rule
13d1(b)(3) or (4), check the following
box [  ].

Check the following box if a fee is
being paid with the statement [  ].
(A fee is not required only if the
reporting person: (1) has a previous
statement on file reporting beneficial
ownership of more than five percent of
the class of securities described in
Item 1; and (2) has filed no amendment
subsequent thereto reporting beneficial
ownership of five percent or less of
such class.)  (See Rule 13d-7.)

Note:  Six copies of this statement,
including all exhibits, should be filed
with the Commission.  See Rule 13d-1(a)
for other parties to whom copies are to
be sent.

*The remainder of this cover page shall
be filled out for a reporting person's
initial filing on this form with
respect to the subject class of
securities, and for any subsequent
amendment containing information which
would alter disclosures provided in a
prior cover page.

The information required on the
remainder of this cover page shall not
be deemed to be "filed" for the
purpose of Section 18 of the
Securities Exchange Act of 1934
("Act") or otherwise subject to the
liabilities of that section of the Act
but shall be subject to all other
provisions of the Act (however, see
the Notes).

CUSIP No. 824380109
1.   Name of Reporting Person
   S.S. or I.R.S. Identification No.
of Above Person

          Arthur Kontos
           (SS# ###-##-####)

2.   Check the Appropriate Box if a
Member of a Group*
                         (a) [ ]
                         (b) [ ]
          Not applicable

3.   SEC Use Only

4.   Source of Funds *

          PF

5.   Check Box if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)  [
]

6.   Citizenship or Place of
     Organization

          United States

Number of Shares Beneficially Owned by

Each Reporting Person with:

7.   Sole Voting Power:

           2,536,567 Shares

8.   Shared Voting Power:

          125,000 Shares

9.   Sole Dispositive Power:

           2,094,270 Shares

10.  Shared Dispositive Power:

          125,000 Shares

11.  Aggregate Amount Beneficially
     Owned by Each Reporting
     Person

          2,661,567

12.  Check Box if the Aggregate Amount
     in Row (11) excludes
     Certain Shares *  [ ]


13.  Percent of Class Represented by

     Amount in Row (11)

          20.8%

14.  Type of Reporting Person *

          IN

          *  SEE INSTRUCTIONS BEFORE
             FILLING OUT !

Item 1.   Security and Issuer


   The class of equity securities to
which this statement relates is the
Common Stock, $.01 par value per share
(the "Common Stock") of the Sherwood
Group, Inc. (the "Issuer").  The
address of the principal executive
office of the Issuer is 10 Exchange
Place Centre, Jersey City, New Jersey
07302.

Item 2.  Identity and Background

      (a)  The person filing this
statement is Arthur Kontos.

   (b)  Mr. Kontos' business address
is c/o The Sherwood Group, Inc., 10
Exchange Place Centre, Jersey City,
New Jersey 07302.

   (c)  Mr. Kontos is presently Vice
Chairman of the Board and Chief
Executive Officer of the Issuer.

     (d) and (e)  During the last five
years, Mr. Kontos was not convicted in
a criminal proceeding and was not a
party to a civil proceeding of a
judicial or administrative body of
competent jurisdiction which as a
result of such proceeding was or is
subject to a judgment, decree or final
order enjoining future violations of,
or prohibiting or mandating activities
subject to, federal or state
securities laws or finding any
violation with respect to such laws.

     (f)  Mr. Kontos is a United
States citizen.

Item 3.  Source and Amount of Funds or
other Consideration

     Mr. Kontos has exercised certain
options to purchase common stock of
the Issuer as set forth under Item
5(c). Mr. Kontos has tendered Common
Stock to
the Issuer in payment of the exercise
price of such options.

Item 4.  Purpose of Transaction

   Mr. Kontos acquired securities of
the Issuer for purposes of investment.

   The following describes any plans
or proposals which Mr. Kontos
presently has with respect to the
following enumerated subparagraphs of
Item 4 of Schedule 13D:

     (a)  Mr. Kontos may buy
additional shares of the Issuer's
Common Stock for investment in the
future if he believes the purchase
price is attractive.

     (b)  None

     (c)  None

     (d)  None

     (e)  None

     (f)  None

     (g)  None

     (h)  None

     (i)  None

     (j)  None

Item 5.  Interest in Securities of the
Issuer


    (a)  Arthur Kontos beneficially
owns directly and indirectly an
aggregate of 2,661,567 shares of
Common Stock, constituting 20.8% of
the outstanding Common Stock.  Such
shares are comprised of 1,080,708
shares of Common Stock held by Mr.
Kontos and 454,533 shares of Common
Stock underlying stock options held by
Kontos**, 125,000 shares of Common
Stock held by the Arthur and Vickie
Kontos Foundation, 778,562 shares of
Common Stock held by limited
partnerships of which Mr. Kontos is
the general partner and Mr. Kontos'
children are sole limited partners and
442,297 shares over which Mr. Kontos
has only sole voting power which are
subject to a voting trust agreement
with his former wife, Vickie Kontos.

** Does not include 219,553 shares of
Common Stock underlying stock options held by Mr. Kontos which are not exercisable within the next 60 days.

     (b)  Arthur Kontos has sole
voting power with respect to 2,536,567
shares and sole dispositive power with
respect to 2,094,270 shares. Mr. Kontos has shared voting and dispositive power with respect to the 125,000 shares held by the Arthur and Vickie Kontos
Foundation.

   (c)  The following sets forth the
information with respect to all
transactions of Common Stock involving
Arthur Kontos since July 28, 1995 (the
date of Amendment No. 4 to Schedule
13D for Arthur Kontos):


             Number              Price      Beneficial
Date of      of     Type of      Per        Ownership
Transaction  Share  Transaction  Share       Account


11/17/95     30,000 shares        $1.0          (1)<F1>
                    acquired upon
                    exercise of
                    option
11/17/95      3,780 shares         $7.9375      (1)
                    tendered in
                    payment of
                    option
11/17/95     11,060 shares         $7.9375      (1)
                    tendered in
                    payment of
                    taxes
1/11/96      30,000 shares          $1.0        (1)
                    acquired upon
                    exercise of
                    option
1/11/96       3,478 shares          $8.625      (1)
                    tendered in
                    payment of
                    option
1/11/96      11,172 shares          $8.625      (1)
                    tendered in
                    payment of
                    taxes
1/19/96     100,000 shares          $1.0        (1)
                    acquired upon
                    exercise of
                    option
1/19/96      11,348 shares          $8.8125     (1)
                    tendered in
                    payment of
                    option
1/19/96      42,243 shares          $8.8125     (1)
                    tendered in
                    payment of
                    taxes

1/31/96      90,000 shares          $1.0        (1)
                    acquired upon
                    exercise of
                    option
1/31/96      10,213 shares          $8.8125     (1)
                    tendered in
                    payment of
                    option
1/31/96      38,019 shares          $8.8125     (1)
                    tendered in
                    payment of
                    taxes
2/14/96     165,000 shares          $1.00       (1)
                    acquired upon
                    exercise of
                    option
2/14/96      18,333 shares          $9.00       (1)
                    tendered in
                    payment of
                    option
2/14/96      69,887 shares          $9.00       (1)
                    tendered in
                    payment of
                    taxes

<F1>(1)  Reporting person is CEO of Issuer.

     (d)  See attached Exhibit A.
Vickie Kontos has the right to receive
and the power to direct the receipt of
dividends from the 442,297 shares of
Common Stock transferred to her by Mr.
Kontos.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements,
          Understandings or
          Relationships with Respect to
          Securities of the Issuer

     Arthur Kontos is a party to a
Voting Trust Agreement dated May 11,
1993 (the "Voting Agreement"), whereby
Arthur Kontos has the right to vote or
cause to be voted all the shares owned
by Vickie Kontos until such time that
the Voting Agreement is terminated.
See attached Exhibit A.

Item 7.   Material to Be Filed as
          Exhibits

     The Voting Agreement is attached
as Exhibit A.

     Signature

     After reasonable inquiry and to
the best of my knowledge and belief, I
certify that the information set forth
in this statement is true, complete
and correct.


Date


/s/ Arthur Kontos
Arthur Kontos

EXHIBIT A

                     VOTING TRUST AGREEMENT

     THIS AGREEMENT is made on this 11th
day of May, 1993 by and between Vickie
Kontos and Arthur Kontos, who may be
hereinafter referred to as "Vickie",
"Arthur" or the "parties".
     WHEREAS, the parties currently own
shares of the common stock of the Sherwood
Group, Inc., a Delaware corporation
("Sherwood");
     WHEREAS, the parties have agreed to
enter into an Agreement relating to the
voting of their shares of common stock upon the terms set forth herein; and
     WHEREAS, the parties believe that such
an Agreement is in their best interests, and in furtherance of other contractual agreements between them;
     NOW, THEREFORE, in consideration of
the foregoing premises, the mutual
covenants contained herein, and the
Interspousal Agreement entered into between the parties as set forth in another document, the parties agree as follows:
     1.   The parties hereto have entered
into an Interspousal Agreement which
provides for Vickie to receive 45 percent of the Sherwood stock owned by Arthur, as of December 31, 1992.
     2.   Vickie agrees that Arthur shall
have the right to vote or cause to be voted all shares owned by her and by him, of record or beneficially, until such time as this Agreement is terminated.
     3.   The parties further agree that
Arthur shall exercise his discretion to
vote or cause to be voted all of said
shares, in a manner consistent with his
prior investment practice during the
marriage and consistent with providing
maximum benefits as both the Husband and the Wife. Vickie agrees, acknowledges and understands that Arthur is no guarantor of investment success.
     4.   The shares covered by this
Agreement shall include any and all shares of common stock and/or shares of capital stock of Sherwood, by whatever name called, which carry voting rights (including voting rights which may arise by reason of default) and shall include any shares now owned or subsequently acquired by Vickie, as a result of stock splits and stock dividends.
     5.   This Agreement shall terminate:
          A.   When Arthur Kontos dies; or
          B.   When Vickie Kontos no longer
owns any shares or options, of record or beneficially, in the Sherwood Group; or
C.   When Arthur resigns or retires
from the Sherwood Group;
whichever of said events occurs first.
     6.   The parties have entered into a
separate agreement on this date entitled
"Property Settlement and Agreement". Under the provisions of that agreement, the Wife is permitted to offer 20 percent of her stock in the Sherwood Group to Mr. Kontos in any given year for a period of five years. To the extent that Mr. Kontos does not exercise his right to purchase the stock in accordance with the terms of that Agreement, any stock offered by Mrs. Kontos for sale on the open market shall not be subject to the terms of this Voting Trust
Agreement.
     7.   This Agreement shall be binding
upon and inure to the benefit of the
parties, their respective heirs, executors and assigns.

     8.   The provisions of this Agreement
are severable, so that the invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability of any other term of provision of this Agreement, which shall remain in full force and effect.
     9.   In addition to any remedy which
may be available, Arthur Kontos shall be entitled to specific performance of the agreements and obligations of Vickie, a set forth hereunder.
     10.  This Agreement shall be governed by
and construed and enforced in accordance with the laws of the State of New Jersey.
     11.  This Agreement must be read in
conjunction with the Interspousal Agreement between Vickie Kontos and Arthur Kontos, and for the purpose of achieving the purposes expressed therein. The parties hereto understand that the validity of this Voting Trust Agreement constitutes a major part of the bargain between Arthur and Vickie, as set forth in their Interspousal
Agreement.
     IN WITNESS WHEREOF, this Agreement has
been executed by the parties hereto on the dates written below their respective signatures.

SIGNED, SEALED AND DELIVERED
IN THE PRESENCE OF:

WITNESS:

/s/ RAYMOND R. TROMBADORE, ESQ.   /s/VICKIE KONTOS


Dated: 5/11/93                     Dated: 5/11/93


/s/ THOMAS V. FAGLIO               /s/ARTHUR KONTOS

Dated: May 6, 1993                 Dated: 5/6/93

STATE OF NEW JERSEY:
               :
COUNTY OF SOMERSET:


     BE IT REMEMBERED, that on this 11th
day of May, 1993, before me, the
subscriber, an Attorney at Law of the State of New Jersey, personally appeared VICKIE
KONTOS, who, I am satisfied, is the person named in the within Agreement, and thereupon she acknowledged that she signed, sealed and delivered the same as her act and deed for the uses and purposes therein expressed.



                   _____________________________
                    /s/ RAYMOND TROMBADORE
                    An Attorney at Law of New Jersey



STATE OF NEW YORK   :
               ss:
COUNTY OF N.Y. :


     BE IT REMEMBERED, that on this 6th day
of May, 1993, before me, the subscriber, an Attorney at Law of the State of New Jersey, personally appeared ARTHUR KONTOS, who, I am satisfied, is the person named in the within Agreement, and thereupon he acknowledged that she signed, sealed and delivered the same as his act and deed for the uses and purposes therein expressed.



                    _____________________________
                    /s/ THOMAS V. FAGLIO
                    An Attorney at Law of New Jersey